EXHIBIT 99.1

Aleafia Health Added to NYSE-Listed AdvisorShares Pure Cannabis ETF

TORONTO, April 23, 2019 (GLOBE NEWSWIRE) -- Aleafia Health Inc. (TSX: ALEF, OTC: ALEAF, FRA: ARAH) (“Aleafia Health” or the “Company”) has been added to the AdvisorShares Pure Cannabis ETF (NYSE: YOLO) (“YOLO”), which is listed on the NYSE.

“Aleafia Health welcomes the increased exposure to U.S. investors resulting from our addition to the trailblazing Pure Cannabis ETF,” said Aleafia Health Chairman Julian Fantino. “This will provide our Company with a new avenue to tell the Aleafia Health story as we remain relentlessly focussed on the execution of our cannabis health and wellness platform.”

For Investor and Media Relations, please contact:
Nicholas Bergamini, VP, Public Affairs
416-860-5665
IR@AleafiaHealth.com
LEARN MORE: www.AleafiaHealth.com

About Aleafia Health:

Aleafia Health is a leading, vertically integrated cannabis health and wellness company with four primary business units: Cannabis Cultivation & Products, Health & Wellness Clinics, Cannabis Education, and Consumer Experience with ecommerce, retail distribution and provincial supply agreements.

Aleafia Health owns three major cannabis product & cultivation, two of which are licensed and operational. The Company produces a diverse portfolio of commercially proven, high-margin derivative products including oils, capsules and sprays. Aleafia Health operates the largest national network of medical cannabis clinics and education centres staffed by MDs, nurse practitioners and educators.

Aleafia Health maintains a medical cannabis dataset with over 10 million data points to inform proprietary illness specific product development and treatment best practices. The Company is committed to creating sustainable shareholder value and has been named the 2019 top performing company of the year by the TSX Venture Exchange.

Forward Looking Information
This press release contains forward-looking statements and information within the meaning of applicable Canada and United States securities laws that are based on the beliefs of management and reflect the Company’s current expectations. When used in this press release, the words “estimate”, “project”, “belief”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may” or “should” and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information.

The forward-looking statements and information in this press release includes information relating to the Company remaining in the portfolio of the AdvisorShares Pure Cannabis ETF. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

A photo accompanying this announcement is available at http://www.globenewswire.com/NewsRoom/AttachmentNg/ad4d2599-1821-4b8a-9b70-70c78eb8e121

The photo is also available at Newscom, www.newscom.com, and via AP PhotoExpress.